UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GLOBANT S.A.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

L44385 109

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

July 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 39 Pages

CUSIP No. L44385 109	Page 2 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEMS 2 AND 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 3 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG GAMMA S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 4 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG HOLDINGS SEVEN S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 5 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG BETA TWO S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 6 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG BETA THREE S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 7 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 8 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG US HOLDINGS S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 9 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG HOLDINGS TWO S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 10 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG HOLDINGS SIX S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 11 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG HOLDINGS S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 12 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) LEXINGTON INTERNATIONAL BV
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization NETHERLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) OO

CUSIP No. L44385 109	Page 13 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP JUBILEE LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization GREAT BRITAIN
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) CO

CUSIP No. L44385 109	Page 14 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP PLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization JERSEY
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) CO

CUSIP No. L44385 109	Page 15 of 39 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) PAUL W.G. RICHARDSON
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization GREAT BRITAIN
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,687,548 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,687,548 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,687,548 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 20.1% (SEE ITEM 5)
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common shares (the “Common Shares”) of Globant S.A., a corporation (société anonyme) formed under the laws of Luxembourg (the “Company”). The address of the principal executive offices of the Company is 5 rue Guillaume Kroll, L-1882, Luxembourg.

Item 2.	Identity and Background.

(a)-(c)	This Schedule 13D is being filed by WPP Luxembourg Gamma Three S.à r.l. (“Lux Gamma Three”), WPP Luxembourg Gamma S.à r.l., WPP Luxembourg Holdings Seven S.à r.l., WPP Luxembourg Beta Two S.à r.l., WPP Luxembourg Beta Three S.à r.l.,WPP Luxembourg S.à r.l., WPP Luxembourg US Holdings S.à r.l., WPP Luxembourg Holdings Two S.à r.l., WPP Luxembourg Holdings Six S.à r.l. and WPP Luxembourg Holdings S.à r.l., all of which are private limited liability companies (société responsabilité limitée) organized under the laws of Luxembourg and are referred to collectively herein as the “Luxembourg Companies”, as well as Lexington International BV, a private limited liability company (Besloten Vennootschap met Beperkte Aansprakelijkheid) organized under the laws of the Netherlands (“Lexington International”), WPP Jubilee Limited, a company limited by shares formed under the laws of England and Wales (“Jubilee”), WPP plc, a corporation formed under the laws of Jersey, and Paul W.G. Richardson (“Richardson”). WPP plc is the ultimate parent company and indirectly holds 100% of the outstanding stock of Lux Gamma Three, each of the other Luxembourg Companies, Lexington International and Jubilee, and Richardson is the Group Chief Financial Officer of WPP plc. The Luxembourg Companies, Lexington International, Jubilee, WPP plc and Richardson are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

WPP plc and its subsidiaries (the “WPP Group”) comprise one of the largest communications services businesses in the world. The WPP Group provides communications services on a national, multinational and global basis. It operates from over 3,000 offices in 110 countries including associates. The WPP Group organizes its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Page 16 of 39 Pages

The address of the principal office of each of the Luxembourg Companies is 124 Boulevard de la Petrusse, Luxembourg, L-2330. The address of the principal office of Lexington International is Laan op Zuid 167, Rotterdam, 3072 DB , Netherlands. The address of the principal office of each of Jubilee, WPP plc and Richardson is 27 Farm Street, London, United Kingdom W1J 5RJ.

(d)	During the past five years, none of the Luxembourg Companies nor, to the knowledge of the Luxembourg Companies, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Lexington International nor, to Lexington International’s knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Jubilee nor, to Jubilee’s knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither WPP plc nor Richardson or, to WPP plc’s knowledge, any of its other executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, none of the Luxembourg Companies nor, to the knowledge of the Luxembourg Companies, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Lexington International nor, to Lexington International’s knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Jubilee nor, to Jubilee’s knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment,

Page 17 of 39 Pages

decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither WPP plc nor Richardson or, to WPP plc’s knowledge, any of its other executive officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Luxembourg Companies, Lexington International, Jubilee and WPP plc are set forth on Annex A hereto.

Item 3.	Source and Amount of Funds and Other Consideration.

On December 27, 2012, Lux Gamma Three purchased 5,458,149 Company shares, from the Company’s existing shareholders on a pro rata basis to their existing ownership, at a purchase price per share of $12.2210, for aggregate consideration of $66.7 million. Additionally, on January 15, 2013, Lux Gamma Three purchased an additional 527,638 shares from the Company for total consideration of $6.5 million. As a result of these two transactions, prior to the consummation of the Company’s initial public offering (the “IPO”) Lux Gamma Three owned a total of 5,985,788 of the Company’s shares. The shares purchased in these two transactions were of various series of preferred stock, all of which were converted into Common Shares in connection with the IPO. The numbers above reflect the conversion of the preferred stock into Common Shares.

On July 18, 2014, Lux Gamma Three purchased an additional 701,760 Common Shares in the IPO.

The consideration used by Lux Gamma Three to acquire the Company securities described above was Lux Gamma Three’s working capital.

Page 18 of 39 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in Item 3 above for investment purposes. Consistent with such investment purposes, the Reporting Persons expect to engage in communications with, without limitation, management of the Company, one or more members of the board of directors of the Company, other shareholders of the Company and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Company, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Company on an ongoing basis. Depending on various factors (including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the relevant securities, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments of or related to the Company or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Page 19 of 39 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Lux Gamma Three is deemed to beneficially own an aggregate of 6,687,548 Common Shares (the “Shares”), representing approximately 20.1% of the number of the Company’s outstanding Common Shares, based upon 33,345,158 shares outstanding as reflected in the Company’s final prospectus for the IPO filed under Rule 424(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on July 18, 2014. As of the date hereof each of the other Luxembourg Companies, Lexington International and Jubilee directly or indirectly holds a majority interest in the outstanding equity securities of Lux Gamma Three and may therefore be deemed to beneficially own the Shares. WPP plc directly or indirectly owns 100% of Lux Gamma Three, the other Luxembourg Companies, Lexington International and Jubilee and therefore may be deemed to have beneficial ownership of the shares owned by WPP Luxembourg. Richardson, in his capacity as Group Finance Director of WPP plc, has voting and investment control over the Shares. Each of the Luxembourg Companies, Lexington International, Jubilee and Richardson disclaims beneficial ownership of the Shares.

(b)	Each of the Luxembourg Companies, Lexington International, WPP Luxembourg, Jubilee, WPP plc and Richardson may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)	On July 18, 2014, Lux Gamma Three purchased 701,760 of the Shares in the IPO at the IPO price of $10.00 per Common Share.

(d)	Not applicable.

(e)	Not applicable.

Page 20 of 39 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Robert David Norman, a director of the Company, is the Chief Digital Officer of GroupM Worldwide, which is owned by WPP plc.

Stock Purchase Agreement

On December 27, 2012, Lux Gamma Three entered into a Stock Purchase and Subscription Agreement with the Company and its existing shareholders (the “Stock Purchase Agreement”) pursuant to which Lux Gamma Three purchased on that date 5,458,149 of the Company’s shares, from the Company’s existing shareholders on a pro rata basis to their existing ownership, at a purchase price per share of $12.2210, for aggregate consideration of $66.7 million. Additionally, on January 15, 2013, pursuant to the Stock Purchase Agreement, Lux Gamma Three subscribed for an additional 527,638 of the Company’s shares from the Company for total consideration of $6.5 million.

The Stock Purchase Agreement contains representations and warranties by the selling shareholders and by the Company that will survive for 30 months, except for certain fundamental representations and warranties that survive until the expiration of the applicable statute of limitations. The Company has agreed to indemnify Lux Gamma Three for breaches of its representations and warranties. In addition, the selling shareholders have agreed to indemnify Lux Gamma Three for breaches of their and certain of the Company’s representations and warranties. The Company’s indemnification liability for any breach of its representations and warranties shall not exceed in the aggregate $20 million (except for certain fundamental representations and warranties as to which the limit is $30 million and certain unknown contingency obligations as to which the limit is $15 million, or in the event of fraud in which case no limit will apply). The indemnification liability of the selling shareholders for any breach of their or the Company’s representations and warranties shall not exceed in the aggregate $20 million (except for certain fundamental representations and warranties as to which the limit is $30 million and certain unknown contingency obligations as to which the limit is $15 million, or in the event of fraud in which case no limit will apply).

Registration Rights Agreement

Upon the closing of the IPO, Lux Gamma Three entered into a registration rights agreement (the “Registration Rights Agreement”) with Messrs. Martín Migoya, Martín Gonzalo Umaran, Guibert Andrés Englebienne and Nestor Nocetti (collectively, the “Founders”), Kajur International S.A. (“Kajur”), Mifery S.A. (“Mifery”), Gudmy S.A. (“Gudmy”), Noltur S.A. (“Noltur”), Etmyl S.A. (“Etmyl”), Ewerzy S.A.

Page 21 of 39 Pages

(“Ewerzy”), Fudmy Corporation S.A. (“Fudmy”), Gylcer International S.A. (together with Kajur, Mifery, Gudmy, Noltur, Etmyl, Ewerzy and Fudmy, the “Uruguayan Entities”), Paldwick S.A., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P. and Riverwood Capital Partners (Parallel-A) (collectively, the “Riverwood Entities”), FTVentures III, L.P. and FTVentures III-N, L.P. (together, the FTV Partnerships” and collectively, with Lux Gamma Three, the Founders, the Uruguayan Entities and the Riverwood Entities, the “Registration Rights Holders”) and Endeavor Global, Inc. and Endeavor Catalyst Inc. Under the Registration Rights Agreement, the Company is responsible, subject to certain exceptions, for the expenses of any offering of Common Shares held by the Registration Rights Holders other than underwriting fees, discounts and selling commissions. Additionally, under the Registration Rights Agreement the Company may not grant superior registration rights to any other person without the consent of the Registration Rights Holders. The Registration Rights Agreement contains customary indemnification provisions.

Demand Registration Rights

Under the Registration Rights Agreement each of (i) the Riverwood Entities (acting as a group), (ii) the FTV Partnerships (acting as a group), (iii) Lux Gamma Three and (iv) the Founders, Paldwick S.A. and the Uruguayan Entities (acting as a group) and any two of (i) the Riverwood Entities, (ii) the FTV Partnerships, (iii) Lux Gamma Three and (iv) the Founders, Paldwick S.A. and the Uruguayan Entities (acting as a group) may require the Company to effect a registration under the Securities Act for the sale of their Common Shares. The Company is obliged to effect up to five such demand registrations in total with respect to the Common Shares owned by such shareholders. However, the Company is not obliged to effect any such registration when (1) the request for registration does not cover that number of Common Shares with an anticipated gross offering price of at least $10.0 million, or (2) the amount of Common Shares to be sold in such registration represents more than 15% of the Company’s share capital. If the Company is advised by legal counsel that such registration would require a special audit or the disclosure of a material impending transaction or other matter and the Company’s board of directors determines reasonably and in good faith that such disclosure would have a material adverse effect on the Company, the Company has the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. The Company will not be required to effect a demand registration if it intends to effect a primary registration of its securities within 60 days of receiving notice of a demand registration, provided that it files such intended registration statement within the 60-day period. Additionally, the Company will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 120 days following the completion of, a primary registered offering of its securities, except if any of the Registration Rights Holders had requested “piggyback” registration rights in connection with such offering. In any such demand registration, the managing underwriter will be selected by a majority of the shareholders exercising the demand.

Page 22 of 39 Pages

Shelf Registration Rights

The Company must use commercially reasonable efforts to qualify and remain qualified to register securities pursuant to Form F-3, and each Registration Rights Holder may make one written request that the Company register the offer and sale of their Common Shares on a shelf registration statement on Form F-3 if the Company is eligible to file a registration statement on Form F-3 so long as the request covers at least that number of Common Shares with an anticipated aggregate offering sale of at least $5,000,000.

Piggyback Registration Rights

If the Company proposes to register for sale to the public any of its securities, in connection with the public offering of such securities, the Registration Rights Holders will be entitled to certain “piggyback” registration rights in connection with such public offering, allowing them to include their common shares in such registration, subject to certain limitations. As a result, whenever the Company proposes to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company equity incentive plan and (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions or in other instances where a form is not available for registering securities for sale to the public, the Registration Rights Holders will be entitled to written notice of the registration and will have the right, subject to limitations that the underwriters may impose on the number of Common Shares included in the registration, to include their Common Shares in the registration.

Termination

As to each party to the Registration Rights Agreement, the rights of such party thereunder terminate upon the earlier to occur of the fifth anniversary of the date of the agreement or the date upon which the percentage of the Company’s total outstanding Common Shares held by such party ceases to be at least one percent.

Page 23 of 39 Pages

Lock-up Agreement

Prior to the commencement of the IPO Lux Gamma Three entered into a lock-up agreement with the Company’s underwriters pursuant to which, with limited exceptions, Lux Gamma Three may not, for a period of 180 days after the date the IPO commenced, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., (1) offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or other share capital or any securities convertible into or exercisable or exchangeable for Common Shares or other share capital, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, other share capital or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares, other share capital or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any Common Shares, other share capital or any security convertible into or exercisable or exchangeable for Common Shares without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., subject to certain exceptions.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement among the Reporting Persons, dated as of July 28, 2014.

2.	Form of Stock Purchase and Subscription Agreement, dated as of December 27, 2012 (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s registration statement on Form F-1, File No. 333-1980841, filed on May 28, 2014).

3.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to Amendment No. 7 to the Company’s registration statement on Form F-1, File No. 333-1980841, filed on July 16, 2014).

4.	Lock-Up Agreement.

Page 24 of 39 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2014

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

WPP LUXEMBOURG GAMMA S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

Page 25 of 39 Pages

WPP LUXEMBOURG HOLDINGS SEVEN S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

WPP LUXEMBOURG BETA TWO S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

Page 26 of 39 Pages

WPP LUXEMBOURG BETA THREE S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

WPP LUXEMBOURG S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

Page 27 of 39 Pages

WPP LUXEMBOURG US HOLDINGS S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

WPP LUXEMBOURG HOLDINGS TWO S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

Page 28 of 39 Pages

WPP LUXEMBOURG HOLDINGS SIX S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

WPP LUXEMBOURG HOLDINGS S.À R.L.

By:	/s/ Anne Ehrismann

	Name:	Anne Ehrismann

	Title:	Manager

By:	/s/ Lennart Stenke

	Name:	Lennart Stenke

	Title:	Manager

Page 29 of 39 Pages

LEXINGTON INTERNATIONAL BV

By:	/s/ A. van Heulen-Mulder

	Name:	A. van Heulen-Mulder

	Title:	Managing Director

WPP JUBILEE LIMITED

By:	/s/ Charles van der Welle

	Name:	Charles van der Welle

	Title:	Director

WPP PLC

By:	/s/ Paul W.G. Richardson

	Name:	Paul W.G. Richardson

	Title:	Group Chief Finance Officer

/s/ Paul W.G. Richardson

Paul W.G. Richardson

Page 30 of 39 Pages

Annex A

Executive Officers and Directors

WPP Luxembourg Gamma Three S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Gamma S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Page 31 of 39 Pages

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Holdings Seven S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

Page 32 of 39 Pages

WPP Luxembourg Beta Two S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Beta Three S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Page 33 of 39 Pages

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg US Holdings S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Page 34 of 39 Pages

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Holdings Two S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

Page 35 of 39 Pages

WPP Luxembourg Holdings Six S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Holdings S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Bodt, Michel Luxembourg	Director	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Page 36 of 39 Pages

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

Lexington International B.V.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Richardson, Paul Great Britain	Managing Director	Group Finance Director	27 Farm Street, London, W1J 5RJ, United Kingdom

Roobol, Willem Netherlands	Managing Director	Finance Director	Leidseplein 29, Amsterdam, 1017 PS, Netherlands

van der Avort, Marcel Netherlands	Managing Director	CFO	Karperstraat 8, Amsterdam, 1001, Netherlands

van Heulen-Mulder, Astrid Netherlands	Managing Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Jubilee Limited

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Scott, Andrew Great Britain	Director	Corporate Development Director	27 Farm Street, London, W1J 5RJ, United Kingdom

Sweetland, Christopher Great Britain	Director	Deputy Group Finance Director	27 Farm Street, London, W1J 5RJ, United Kingdom

van der Welle, Charles Great Britain	Director	Group Treasurer	27 Farm Street, London, W1J 5RJ, United Kingdom

Page 37 of 39 Pages

WPP plc

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Lader, Philip US	Chairman	Lawyer	27 Farm Street, London, W1J 5RJ, United Kingdom

Sorrell, Sir Martin Great Britain	Director	Group Chief Executive	27 Farm Street, London, W1J 5RJ, United Kingdom

Richardson, Paul US	Director	Group Finance Director	27 Farm Street, London, W1J 5RJ, United Kingdom

Read, Mark Great Britain	Director	CEO (WPP Digital)	27 Farm Street, London, W1J 5RJ, United Kingdom

Agnelli, Roger Brazil	Director	CEO (AGN Holding)	27 Farm Street, London, W1J 5RJ, United Kingdom

Aigrain, Jacques France, Switzerland	Director	Chairman of LCH.Clearnet Group Limited	27 Farm Street, London, W1J 5RJ, United Kingdom

Begley, Charlene US	Director	Business Executive (General Electric Company)	27 Farm Street, London, W1J 5RJ, United Kingdom

Day, Colin Great Britain	Director	Chief Executive of Essentra plc	27 Farm Street, London, W1J 5RJ, United Kingdom

Hood, John New Zealand	Director	Chairman of URENCO Ltd. and of Study Group Ltd.	27 Farm Street, London, W1J 5RJ, United Kingdom

Li, Ruigang People’s Republic of China	Director	Founding Chairman of CMC Capital Partners	27 Farm Street, London, W1J 5RJ, United Kingdom

Riccardi, Daniela Italy	Director	Chief Executive Officer of Baccarat	27 Farm Street, London, W1J 5RJ, United Kingdom

Rosen, Jeffrey A. US	Director	Deputy Chairman and Managing Director of Lazard	27 Farm Street, London, W1J 5RJ, United Kingdom

Page 38 of 39 Pages

Seligman, Nicole US	Director	Executive Vice President and General Counsel of Sony Corporation, President of Sony Corporation of America and President of Sony Entertainment Inc.	27 Farm Street, London, W1J 5RJ, United Kingdom

Shong, Hugo US	Director	Executive Vice President of International Data Group and President of IDG Asia/China	27 Farm Street, London, W1J 5RJ, United Kingdom

Shriver, Timothy A. US	Director	Chairman and CEO of Special Olympics	27 Farm Street, London, W1J 5RJ, United Kingdom

Susman, Sally US	Director	Executive Vice President, Corporate Affairs for Pfizer	27 Farm Street, London, W1J 5RJ, United Kingdom

Trujillo, Sol US	Director	Business executive	27 Farm Street, London, W1J 5RJ, United Kingdom

Page 39 of 39 Pages